Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2000	1999	1998	1997	1996

Net Income Before Preferred
Stock Dividends	$ 6,184	$ 12,492	$ 12,986	$ 14,814	$ 16,347

Add - Income Taxes	3,657	7,396	8,124	9,229	10,154
Fixed Charges (see below)	5,114	5,277	5,190	5,068	5,741

Earnings	$ 14,955	$ 25,165	$ 26,300	$ 29,111	$ 32,242

Fixed Charges:
Interest on Long-Term Debt	$ 4,537	$ 4,682	$ 4,625	$ 4,627	$ 4,937
Other Interest	577	595	565	441	804

Total Fixed Charges	$ 5,114	$ 5,277	$ 5,190	$ 5,068	$ 5,741

Ratio of Earnings to Fixed Charges	2.92	4.77	5.07	5.74	5.62